**Exhibit 99(a)**

# FPL GROUP, INC.

## Certification Of Periodic Report

I, Lewis Hay III, Chairman of the Board and Chief Executive Officer of FPL Group, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Quarterly Report on Form 10-Q of FPL Group, Inc. for the quarterly period ended September 30, 2002 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of FPL Group, Inc.

Dated: November 12, 2002

LEWIS HAY III
Lewis Hay III
Chairman of the Board
and Chief Executive Officer